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                                  NEWS RELEASE

                                  June 10, 2005

                  WEALTH NEGOTIATES PUBLIC RELATIONS AGREEMENT



Vancouver,  B.C....Wealth  Minerals  Ltd.  (the  "Company"  or  "Wealth") - (TSX
Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), announces that it has entered into an agreement with Institutional Market Communications Inc. of North Vancouver, B.C. ("IMC"), whereby IMC will provide the Company with certain public relations services for an initial term of one year. IMC will focus primarily on introducing and presenting the Company and its mineral projects to individual and institutional European investors and analysts, translating the Company's corporate information into German and disseminating such information through the German financial press and internet website portals. In addition, IMC will assist the Company in the preparation of advertising and promotional materials and generally increasing the public's awareness of the Company and its activities and mineral projects. The Company will pay IMC a monthly retainer fee of CDN$6,500, plus incentive stock options. IMC is at arms length to the Company and its principals, and does not presently hold, directly or indirectly, any securities, or rights to acquire securities of the Company.



On Behalf of the Board of Directors of WEALTH MINERALS LTD.

"Jerry Pogue"
Director

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management. This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.





Suite 1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3
Tel 604.331.0096  Fax 604.408.7499                        www.wealthminerals.com